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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                        Commission file number: 1-9699
                                                                -------


                       ----------------------------------

   (Check one)

      [ ] Form 10-K and Form 10-KSB             [ ] Form 11-K

      [ ] Form 20-F      |X|   Form 10-Q and Form 10-QSB  [ ] Form N-SAR

   For  period ended September 30, 2001
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      [ ] Transition Report on Form 10-K and Form 10-KSB

      [ ] Transition Report on Form 20-F

      [ ] Transition Report on Form 11-K

      [ ] Transition Report on Form 10-Q and Form 10-QSB

      [ ] Transition Report on Form N-SAR

   For the transition period ended
                                   ---------------------------------------
   Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

   Nothing in this from shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_____________________


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                                     PART I

                             REGISTRANT INFORMATION

   Full name of registrant Borden Chemicals and Plastics Limited Partnership
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   Former name if applicable
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   Address of principal executive office (Street and number)
                                                            ----------------
                36045 Highway 30
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   City, state and zip code       Geismar, LA 70734
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                                   ----------

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                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort of expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b)  The subject annual report, semi-annual report, transition report on
|_| Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c)  The accountant's statement or other exhibit required by Rule 12-b-25
          (c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     As previously announced, Registrant's management and finance and accounting staff has identified issues relating to inaccuracies in the reporting of accounts payable and inventory in the financial statements of Registrant's subsidiary operating partnership, Borden Chemicals and Plastics Operating Limited Partnership ("BCP") which occurred prior to the April 3, 2001 bankruptcy filing of BCP. It has been determined that amendments to Registrant's Annual Report on Form 10-K for the year ended December 31, 2000 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, are necessary. Management and the finance and accounting staff of Registrant have been occupied with preparing such amendments, as well as dealing with various matters in the pending BCP bankruptcy. Accordingly, the completion of Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 has been delayed.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.


     Robert R. Whitlow, Jr.                              (225) 673-6121
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          (Name)                                 (Area Code) (Telephone Number)


     (2) Have all other periodic reports (required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was require to file such report(s) been filed? If the answer is no, identify report(s).

|_|  Yes     |X|  No

     Registrant has not yet filed a Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X|  Yes     |_|  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

     See attached.


                Borden Chemicals and Plastics Limited Partnership
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15,  2001                  By /s/  Robert R. Whitlow
      ------------------                     ----------------------


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                                    ATTENTION

     Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001)


                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


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Attachment -- Part IV, Item 3:
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     It is anticipated that net income in the third quarter of 2001 will decrease as compared to the third quarter of 2000. The estimates prepared for the 2001 third quarter reflect that the net loss will increase $9.9 million to ($18.0) million compared to ($8.1) million in the third quarter of 2000. Net income from the third quarter of 2000 includes income from discontinued operations. The anticipated reduction in net income is attributable to operations discontinued in 2000, a 17.6% decline in average selling price and a 12.0% reduction of sales volumes.